Bassett®

ANNUAL REPORT 2005


To know her.

Bassett®



Brent and Autumn Lawson of Greensboro, North Carolina, purchased more than $6,000 in furniture from Bassett in 2005. They chose Bassett after visiting several furniture stores and finding Bassett's quality, style and service a winning combination.

TABLE OF CONTENTS

FINANCIAL SUMMARY

Fiscal years ended November
Dollars in thousands, except per share amounts

	2005	2004	2003
INCOME STATEMENT DATA			
Net Sales	$335,207	$315,654	$316,857
Gross profit	98,817	81,042	81,996
Gross margin %	29.5%	25.7%	25.9%
Income (loss) from operations	1,383	3,727	(1,230)
Net income (loss)	7,563	8,209	(470)
PER SHARE DATA			
Diluted earnings (loss) per share	$0.63	$0.69	$(0.04)
Book value per share	18.66	18.85	18.97
BALANCE SHEET DATA			
Total assets	$308,656	$297,366	$279,780
Long-term debt	19,054	15,604	0
Stockholders' equity	220,213	221,212	$220,018

BASSETT FURNITURE DIRECT LOCATIONS



4
7
2
5

TORONTO, CANADA
PUERTO RICO (2)

CORPORATE STORES - 27

LICENSED STORES - 103

PLANNED 2006 OPENINGS - 15

NUMBERS IN CIRCLES DENOTE NUMBER OF STORES IN THAT MARKET

(AS OF JANUARY 1, 2006)

Bassett®

LETTER TO SHAREHOLDERS

2005 marked further migration toward the proprietary distribution model that Bassett has been pursuing over the past several years. Combined net sales increased 6.2% to $335 million, up from $316 million in 2004. Wholesale shipments to Bassett Furniture Direct (BFD) stores increased $32 million while expected attrition in other channels represented $22 million of lost business. Sales to the BFD network totaled 68% of total wholesale shipments, up from 60% last year.

Net income was $7.6 million or .63 per diluted share, versus $8.2 million or .69 per share in 2004. Results for 2005 included $6.2 million of pre-tax restructuring and impairment charges. In 2004 results included restructuring and impairment charges of $4.1 million and a gain of $3.9 million related to the sale of property. Excluding charges and gains, 2005 net income was $10.9 million or .92 per share compared to $8.3 million or .70 per share.

The most significant series of events during 2005 concerned the company's acquisition of controlling interest in 15 BFD stores located in Dallas (8), Atlanta (4), and upstate New York (3). These transactions occurred during the second and third quarters and represented $4.2 million of pre-tax impairment charges. Bassett now owns or controls 27 of the 130 BFD stores in operation today.

Also important to note was the closing of our Mount Airy casegoods factory. We are transitioning out of the facility as we speak and plan to transform the building into a distribution warehouse in late 2006. Production from Mount Airy has been moved to our remaining bedroom plant in Bassett, Va., and to Asia. Restructuring and impairment charges relating to Mount Airy totaled $2.0 million.

As previously discussed, much of 2005 was spent improving and refining the BFD concept. Our field organization continued to morph from a pure selling model to a combination training, education, service, and sales team. Twenty new "retail specialists" were hired to lead this effort. We will continue to improve our field support next year.

Our marketing initiatives included the launch of the John Elway Home Entertainment Collection around the Super Bowl in late January. Our products were featured on ESPN networks throughout this promotional period. Also, we completed an exhaustive market segmentation study during the year. We now know more about the home furnishings consumer in general and the Bassett consumer specifically as a result. Consumer research will continue to play a prominent role in our future plans.

Communicating our proposition of stylish, well priced home furnishings available with customized options to create your personalized home environment continues to be a major focus for the company. This story, properly told, coupled with our strong service capabilities will enable us to reach the ultimate goal of establishing a loyal group of repeat consumers. New strategies in targeted direct mail complemented with television will be our major marketing vehicles in 2006.

Our job is to make BFD a consistently reliable destination for the Bassett consumer. Our network grew to 130 stores last year as we opened 19 stores and closed five. We plan to leverage what we learn from our 27 corporate stores and from our licensees, enabling us to achieve greater uniformity and higher standards across our entire network. Next year, we should add approximately 15 stores including new stores in Southern California, Boston, Long Island, and San Francisco.

New venues and formats continue to emerge in our industry – the pace of change is not slowing. Our organization's ability to react and adapt to these shifts will determine our success. I would like to thank all supporters of our efforts – associates, customers, and shareholders - for their continuing dedication and commitment to Bassett in 2005 and beyond.

Robert H. Spilman Jr.



Robert H. Spilman Jr.
CEO, President

"This story, properly told, coupled with our strong service capabilities will enable us to reach the ultimate goal of establishing a loyal group of repeat consumers."

Finding the right mix of style, quality, and customer service

Autumn is a perfect example of our key market segment. Attracting more consumers like her is important to the success of the stores.

To know her is to love her. The old expression ponders the notion that truly knowing someone is the key to building a meaningful relationship.

This is the core of Bassett Furniture Direct: that a personal experience with each and every person who walks in the door will ultimately result in a profitable, long-term relationship.

It is what made the difference for Autumn Lawson of Greensboro, North Carolina. Autumn is typical of many women looking for furniture and accessories for their home. They want great styles but need a little help pulling together a design plan they like.

Understanding the Bassett consumer and the furniture buying market in general continues as a major focus of the Company. In 2005, Bassett spearheaded its ongoing research into consumer behavior with a Market Segmentation Study that helped identify key furniture buying segments and Bassett's potential to capture each market.

A PERSONAL STORY

Autumn Lawson's profile and story is typical of most of Bassett's consumers and the general segment that offers the greatest potential for the Company.

She and her husband, Brent, are in their 30s, both professionals (he's in marketing; she's a nurse), and care very much about the appearance of their home.

Autumn says she was trying to furnish a sitting room with custom upholstery and have it delivered before Christmas. But she also was not willing to sacrifice quality, so she shopped around.

"I was trying to find the best quality," she said. "(So) I went to all of them."

She wanted a specific style to coordinate with the rest of her home and visited many stores, including a high-end branded store where she had purchased previously.

When that store failed to follow up on her visit, and Susan Melillo of the Greensboro Bassett store did, Autumn knew where she would end up buying.



Autumn Lawson found the right level of customer service in Susan Melillo, a Bassett Design Consultant in the Greensboro, North Carolina store. Melillo's patience and attention to detail, combined with Bassett's quality and style, made the difference.

Susan, an award-winning Design Consultant, scheduled an in-home design visit, worked with Autumn on her preferences, and made a design presentation to her and her husband.

"She did exactly what she said" she would do, Autumn said. "She followed through and answered all my questions. And she was patient."

The order was placed for more than $6,000 in upholstery and accessories – a sofa, three chairs, an ottoman and a rug.

The personal touch of the Design Consultant was what set the Bassett store apart when other factors appeared to be relatively equal.

Not only did she find the casual traditional style and custom look she wanted, she found Bassett's quality and delivery guarantee the perfect combination.

"Obviously, we wanted quality," she said. "I would have bought just a sofa and a chair" to get the quality she wanted. But, she said, she was able to afford more and still get the quality she demanded at Bassett.

The Lawson's custom furniture was delivered December 22, but they are quick to point out it was ready the previous week.

"If I go back, and I'm likely to do so, I would ask for Susan and I would work with Susan," Autumn said.

UNDERSTANDING THE CONSUMER

Bassett's Segmentation Study was the largest consumer research effort in the Company's history. It identified six furniture buying segments that range from those who are heavily involved in decorating their home, to those who feel they have better things to do.

The results do provide focus and direction for the Company. Sales education, marketing, and merchandising plans are being evaluated for their appeal to one or two key segments. The Bassett Furniture Direct store environment is being reviewed for improvement based on consumer comments. And advertising media is being adjusted to better target our segments and address their attitudes and behaviors.

While the findings of the Segmentation Study brought insight, Bassett is planning further research in 2006 to get greater detail about our overall retail experience.

Each research initiative is designed to create an overall picture of how Bassett is doing, and how consumers perceive each aspect of the Bassett experience. It is our continued goal to conduct research to find new and better ways to improve store performance, profitability, and brand preference.

TARGETING THE RIGHT CONSUMER

As a result of the research, Bassett is launching new advertising and marketing initiatives in 2006 to better target our key segments.

The effort is led by the compilation of the Company's first centralized consumer database. This database pulls consumer information from multiple sources including point-of-sale systems at all of our Bassett Furniture Direct stores, consumer interaction, the website, and sweepstakes entries. Not only does the database provide Bassett with a comprehensive list of consumers, it also gives us a valuable research tool in tracking purchases and comparing that transactional data with demographics and psychographics.

(Continued on Page 7)

The Mallory Collection brings Vladimir Kagan's unique perspective on design to Bassett. The world-renowned designer has been influencing modern furniture trends for 50 years.


KAGAN



The John Elway Home Collection of the New American Retreat is designed to bring the rustic charm of mountain and coastal retreats to the home.

With the information we have in the database, the Company will launch its first direct mail consumer catalog at the start of the fiscal fourth quarter 2006.

REFINING THE EXPERIENCE

Bassett continues to focus on assuring that all facets of operations are directed at improving the retail experience through systems and education.

Operational systems improvements implemented in 2005 have improved the customer service experience for consumers by providing detailed information to stores quickly. This information includes precise product availability information, scheduled production dates on custom furniture, and projected ship and arrival dates.

During 2005, Bassett expanded its educational programs for stores with new tools to improve employee training and store management. This will translate into an improved consumer experience that more closely matches our brand identity and, ultimately, greater profitability. The Company continued to realign its field organization to better serve the needs of the stores and its employees.

Bassett's corporate stores will utilize a nationally recommended retail price which will provide a more consistent consumer retail experience from store to store. This will prepare the Company to begin to list prices in its Fall 2006 consumer catalog.

The success of Bassett's custom furniture proposition continued to fuel product introductions in 2005. The company introduced two new custom upholstery programs – Simply Yours Townhouse and Estate – to reach new consumers. The programs, which join Simply Yours Loft and Manor, offer different styles and overall scales that were not being met in the Company's line.

Bassett also introduced the Simply Yours Custom Bedroom program that offers a range of styles and options at a moderate price point. The collection is produced domestically, which allows the Company to respond to custom orders quickly.

The John Elway Home Collection was expanded in 2005 with new styles designed for the new American retreat. While the collection was introduced as home theater furniture with sectionals and home entertainment centers, this new style incorporates furniture for the bedroom, dining room and living room.

Bassett also introduced a new collection by world-renowned designer Vladimir Kagan. The Mallory Collection is an extension of Kagan's 50-year modernist view of furniture design. His original designs are now sought-after collectibles fetching six figures at auction, and many reside in the world's most noted design collections.

REACHING THE CONSUMER

The research conducted in 2005 found that direct mail catalogs were important to key Bassett consumer segments. Many consumers not only look through them, they save them for weeks, and even months, to use for decorating ideas. The long-term brand recall and preference implications are tremendous.

Bassett's catalog will present the store as a leader in home decor, custom furniture solutions, and personal service. One catalog is planned for 2006 with a greater number planned for 2007. The primary purpose of the catalog is to drive shoppers to the stores, with secondary goals of improving the Company's overall brand image, brand preference, and website traffic.

The segmentation study provided a unique insight into the relationship between direct mail catalogs and websites. Most of those consumers who shop and retain catalogs also spend time shopping or comparison shopping online. The seamless integration of the catalog and website in content is important to Bassett's key segments.

Bassett has begun work to redefine the role of its website, www.bassettfurniture.com, in its overall marketing plan. A comprehensive website design plan will be written in 2006 with the goal of re-launching the site in its entirety. The new site will focus on integration with other marketing efforts, better information about products and services, and a more retail-centric interface.

With the ongoing information Bassett is learning from research, the Company is able to refine every aspect of the business to improve the shopping experience for our consumers. The Company is dedicated to making Bassett the brand of choice for consumers like Autumn Lawson, who want a personal approach to buying home furnishings and who demand stylish, well-made furniture at a reasonable price.

Getting a better understanding of our consumer is key.

The results of consumer research conducted in 2005 are refining the retail experience in Bassett stores.

(dollars in thousands except share and per share data)

Overview

Bassett Furniture Industries Inc., based in Bassett, Va., is a leading retailer, manufacturer and marketer of branded home furnishings. Bassett®'s products are sold primarily through Bassett Furniture Direct® stores, with secondary distribution through multi-line furniture stores, many with in-store At Home with Bassett® galleries. Bassettbaby® cribs and casegoods are sold through specialty stores and mass merchants.

Bassett Furniture Direct® ("BFD") was created in 1997 as a single source home furnishings retail store that provides a unique combination of stylish, well-made furniture and accessories with a high level of customer service. This service includes complimentary room planning, in-home design visits, fast delivery, and custom-order furniture.

The year 2005 marked another year of change and progress for our Company. During 2005, we had two primary goals: 1) improve our retail sales and profitability, and 2) to improve our product offerings from a style and value perspective. Related to these goals, three major developments unfolded during the year: first, significant growth in the number of licensed stores in our BFD network; second, a large increase in the number of Company-owned BFD stores; and third, a continued shift from domestic manufacturing to sourcing from lower cost suppliers. We are firmly committed to retail and we are continually searching for the most profitable and efficient methods of supplying high quality furniture at moderate price points to our customers.

Our retail strategy is currently focused on continuing to improve the profitability, operations and customer experience within our BFD network. During 2005, our licensees opened 18 new stores and we opened one new Company-owned store for a total of 19 new stores. We ended 2005 with 130 stores in our BFD network. Continual improvements to the retail program are being made through more stylish product, new advertising and better delivery, service and training. We expect licensees to open between 10 and 20 new stores per year over the next several years. Interest in our BFD program remains strong from prospective licensees, but we continue to be more selective in approving new licensees.

A major component of our overall retail strategy involves our growing group of Company-owned stores. We believe a strong Company-owned retail division provides us the first-hand experience and immediate feedback to develop programs that are vitally important to the success of our entire BFD network. Pursuit of this strategy will also enable our retail division to acquire and operate additional BFD stores as viable opportunities arise. During 2005, the number of our Company-owned stores grew to 27 through the acquisition of 15 BFD stores located in Dallas, Atlanta and upstate New York. Our organizational and financial strength, combined with our retail scale, provide the platform, best practices and resources needed to drive uniformity throughout our BFD program and drive the improvement needed in the retail stores we have acquired from licensees.

An increasingly important component of our retail strategy and our balance sheet is retail real estate. We expect to continue to invest in high quality retail real estate as the BFD program continues to expand, and we may, on a selective basis, continue to provide various forms of assistance to procure retail real estate for BFD licensees, including lease/sub-lease arrangements and short term lease guarantees.

The furniture industry continues to experience a rapid shift from traditional domestic manufacturing to offshore sourcing in lower cost markets, primarily China and the Pacific Rim countries. This shift in sourcing has resulted in downward pressure on retail prices and reductions in traditional channels of sales distribution, as many retailers can source their own products rather than relying on a traditional domestic manufacturer to supply goods. We responded to these changes with our BFD program and by reducing our domestic production where we can more efficiently source product. During 2005, we made the difficult decision to close another large wood manufacturing facility, our plant located in Mt. Airy, N.C. This action resulted in reductions in headcount of approximately 300 employees and leaves us with one large wood manufacturing plant in Bassett, Va., and one small wood assembly plant in Martinsville, Va. We have closed and consolidated six wood factories over the past five years. We strive to provide our customers with home furnishings at competitive prices, and with that goal in mind will continue to evaluate the cost effectiveness of domestic production on a product by product basis.

We define imported product as fully finished product that is sourced. In 2005, 34% of our wholesale sales were of imported product compared to 23% in 2004. Our domestic product includes certain products that contain components which are also sourced. We continue to believe that a blended strategy including domestically produced products primarily of a custom-order nature combined with importing certain product categories and major collections, provides the best combination of value and quality to our customers. We expect that overall operating margins will be positively impacted as we shift our mix of domestic versus imported product to a 50/50 mix over the next two years.

We intend to execute our strategies in such a way as to preserve our investments while simultaneously minimizing the need for borrowed funds. Maintenance of a strong balance sheet is a stated management goal and vital to our retail growth strategy. The BFD program entails key business risks, including the realization of receivables and the coverage of both direct and contingent liabilities primarily associated with retail real estate. We have established decision criteria and business disciplines aimed at minimizing potential losses from these risks.

Two key components of our balance sheet are our investments in the Bassett Industries Alternative Asset Fund, L.P. ("Alternative Asset Fund"), a limited partnership, and our interest in the International Home Furnishings Center, Inc. ("IHFC"). For a description of these investments, see Notes 6 and 7 of the Consolidated Financial Statements.

Looking ahead to 2006, our primary area of focus is retail. We are fully committed to improving the customer experience at our BFD stores, continuing to improve the products in these stores, building the Bassett® brand and improving the profitability of the BFDs. This in-turn should improve the return to our shareholders.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation – The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary.

Impairment of Long-Lived Assets - We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Allowance for Accounts and Notes Receivable - We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

(dollars in thousands except share and per share data)

Investments – Investments are marked to market and recorded at their fair value. We account for the Alternative Asset Fund by marking it to market value each month based on the net asset values provided by the General Partner. Unrealized holding gains and losses, net of the related income tax effect, on available for sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available for sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

Retail Licensee Store Acquisitions – We account for the acquisition of retail licensee stores and related assets in accordance with SFAS No. 141, "Business Combinations", which requires application of the purchase method for all business combinations and EITF 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination". Accounting for these transactions as purchase business combinations requires the allocation of purchase price paid to the assets acquired and liabilities assumed based on their fair values as of the date of the acquisition, after settlement of previous transactions. The amount paid in excess of the fair value of net assets acquired, net of reserves, is accounted for as goodwill. We evaluate goodwill and intangible assets at the time of acquisition and annually for potential impairment.

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Bassett-owned retail stores, upon delivery to the customer. Our terms vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales.

Loss Reserves – We have a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires estimates and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the assistance of appropriate advisors, and are based on our current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcomes of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Fiscal 2005 Compared to Fiscal 2004

On a consolidated basis, we reported net sales for 2005 of $335,207, an increase of $19,553 or 6.2% from sales levels attained in fiscal 2004. This increase was partially due to a $32,514 increase in wholesale shipments to our BFDs, partially offset by $21,215 of attrition in wholesale shipments to traditional stores and other channels. Also our retail sales increased $21,586, primarily due to the acquisitions of 15 BFD stores in Dallas, Atlanta and upstate New York during 2005. The Dallas BFDs became Company-owned at the end of our second quarter, and the Atlanta and upstate New York stores became Company-owned late in our third quarter.

Our BFD Store program has migrated toward more upscale and stylish product, coupled with design assistance, in-home selling, a high degree of customization, and quick delivery. This combination of features has attracted a solid backlog of potential dealers to our program. In 2005, our licensees opened 18 new BFDs and we opened one new Company-owned store for a total of 19 new stores. We terminated licenses with five BFD stores in 2005, due to dealers choosing to pursue selling strategies inconsistent with our BFD program. This resulted in a 14 store net increase in our BFD network for 2005. There were 130 stores in operation at November 26, 2005, 27 of which we own and consolidate. New licensee candidates continue to be required to meet rigorous financial and operational requirements before being approved as licensees.

(dollars in thousands except share and per share data)

Gross margin, selling, general and administrative (SG&A) expenses; and operating income were as follows for the years ended November 26, 2005 and November 27, 2004:

	2005		2004	
Net sales	$ 335,207	100.0%	$ 315,654	100.0%
Gross profit	98,817	29.5%	81,042	25.7%
SG&A	91,270	27.2%	77,145	24.4%
Gain on sale of property	-	0.0%	(3,890)	-1.2%
Restructuring and impaired asset charges	6,164	1.8%	4,060	1.3%
Income from operations	$ 1,383	0.4%	$ 3,727	1.2%

Gross margin increased in 2005 largely due to the inclusion of more retail stores during 2005 and an increased sales mix of imported product. Our retail segment typically has both higher gross margins and higher SG&A expenses than our wholesale operations, therefore with our 2005 retail sales being a larger percentage of our total sales, our blended margins are higher. Improved retail acceptance of both wood and upholstery imported products also favorably impacted our margins in 2005. Additionally, 2005 margins were positively impacted by lower domestic wood inventory levels which led to reductions in accompanying LIFO inventory reserves.

SG&A expenses in 2005 increased by $14,125 from 2004 to $91,270. As a percentage of sales, SG&A increased 2.8 points from 24.4% in 2004 to 27.2% in 2005. Approximately $9,600 of this increase is due to the BFDs acquired in 2005. This increase in SG&A as a percentage of net sales was anticipated and is expected to increase in 2006 as we will consolidate a complete year of the Dallas, Atlanta and upstate New York retail operations. In addition to increased SG&A due to more Company-owned BFDs, wholesale SG&A increased to support marketing programs targeted to new product introductions, consumer research and building our brand.

At the end of the second quarter of 2005, we acquired a 76% ownership interest in BFD-Dallas, an eight store operation in the greater Dallas, Texas metropolitan area. We accounted for this transaction using the purchase method of accounting. In conjunction with this transaction, we recorded an impaired asset charge of $2,465 primarily related to an impairment of a portion of goodwill created through the transaction. During the third quarter of 2005, we consummated two transactions to acquire seven BFD stores. At the beginning of August, we acquired assets of a licensed three store BFD operation in upstate New York ("BFD-UNY"). At the end of August, we acquired an additional 36% ownership interest in BFD-Atlanta, a four store operation in Atlanta, Ga., bringing our total ownership percentage to 66%. We accounted for these transactions using the purchase method of accounting. In conjunction with these transactions, we recorded impaired asset charges of $1,739. See Note 14 for a further discussion of these transactions.

In the fourth quarter of 2005, we made the decision to cease operations at our wood manufacturing facility in Mt. Airy, N.C., and move production of certain products from the Mt. Airy facility to our wood facility in Bassett, Va., with certain other products shifted to imports. Related to this action, we recorded $1,960 in restructuring charges in the fourth quarter of 2005, of which $920 represents an estimate of the impaired asset write-down of the facility. The remaining $1,040 represents severance and employee benefits for approximately 300 employees associated with the closure of the plant (Note 13).

The effective income tax provision rate was 19.9% in 2005 and 24.3% in 2004. The income tax provision rate in 2005 and 2004 was lower than statutory rates primarily due to exclusions for tax-exempt income and dividends received from our investment in the IHFC.

Net income for the year ended November 26, 2005 was $7,563 or $0.63 per diluted share. Net income for the year ended November 27, 2004 was $8,209 or $0.69 per diluted share.

Fiscal 2004 Compared to Fiscal 2003

In 2004, our transition continued from solely a furniture manufacturer to a manufacturer/sourcer/retailer of home furnishings. Progress was made in several key areas most notably the growth of our Bassett Furniture Direct retail store program, the improved profitability of our Bassett-owned retail stores and the success of imported products within our wood division. Challenges included the closing of nine BFD stores, a continued and expected sales decrease with JCPenney and the profitability of our domestic wood operations.

On a consolidated basis, we reported net sales for 2004 of $315,654, a decrease of $1,203 or 0.4% from sales levels attained in fiscal 2003.

(dollars in thousands except share and per share data)

On a wholesale basis, we experienced a $20,200 or 13% increase in sales through the BFD store channel primarily due to licensees opening 24 BFD stores in 2004. We also experienced an increase in sales of our BassettBaby® products of nearly $5,100 through new product introductions and increased business with Babies R Us, Burlington Coat Factory and Target. These increases were offset by a $10,600 reduction in sales to JCPenney for 2004 as compared to 2003. We also experienced a $9,700 decrease in sales to regional furniture chains and independent furniture retailers. Finally, we experienced a $3,263 decrease in sales by our retail segment in 2004, primarily due to the sale of two Company-owned BFD stores in Richmond, Va., in late 2003.

In 2004, licensees opened 24 new BFD stores. We terminated our BFD licenses with nine stores in 2004, mostly due to dealers choosing to pursue selling strategies inconsistent with our BFD program and some due to poor performance. These activities in 2004 resulted in a 15 store net increase in our BFD network in 2004. There were 116 stores in operation at November 27, 2004, twelve of which we owned and consolidated.

Gross margin, selling, general and administrative (SG&A) expenses; and operating income (loss) were as follows for the years ended November 27, 2004 and November 29, 2003:

	2004		2003	
Net sales	$ 315,654	100.0%	$ 316,857	100.0%
Gross profit	81,042	25.7%	81,996	25.9%
SG&A	77,145	24.4%	80,026	25.3%
Gain on sale of property	(3,890)	-1.2%	-	0.0%
Restructuring and impaired asset charges	4,060	1.3%	3,200	1.0%
Operating profit (loss)	$ 3,727	1.2%	$ (1,230)	-0.4%

Our gross margin % remained basically unchanged in 2004. We experienced improved gross margin in our wholesale segment, primarily due to an improved mix of imported products, and slightly lower sales and margins in our retail segment.

SG&A expenses in 2004 decreased by $2,881 to $77,145. As a percentage of sales, SG&A decreased 0.9 points from 25.3% in 2003 to 24.4% in 2004. This improvement is primarily due to lower spending at our retail operations. Offsetting these reductions, our wholesale SG&A spending increased due primarily to corporate spending on professional fees incurred to document and test our system of internal controls in compliance with the Sarbanes Oxley Act of 2002 and increased spending to support marketing programs targeted to increase traffic in our BFD stores.

In the first quarter of 2004, we made the decision to close our Hiddenite, N.C., upholstery plant and consolidate our upholstery operations into our Newton, N.C., plant. We also decided to close our Hickory, N.C., BFD store and record additional impairments on two idle manufacturing facilities closed in previous years. Related to these actions, we recorded $2,840 in restructuring charges in the first quarter of 2004. $2,103 of the $2,840 restructuring charge represents an estimate of the impaired asset write-down of the facility. The remaining $737 represents severance and employee benefits for 50 employees associated with the closure of the plant and additional head count reductions at the corporate office.

In the third quarter of 2004, we decided to close our Macon, Ga., wood manufacturing plant. This plant primarily focused on home office and home entertainment. Related to the closing of the Macon, Ga., facility, we recorded $1,220 in restructuring charges in the third quarter of 2004. $250 of the $1,220 restructuring charge represents an estimate of the impaired asset write-down of the facility. The remaining $970 represents severance and employee benefits for 180 employees associated with the closure of the plant and additional headcount reductions at the corporate office.

Income from investments is primarily earnings from our investment in the Alternative Asset Fund. Returns from these investments increased by $1,577 in 2004 from 2003 levels due to better overall market conditions. Income from unconsolidated affiliated companies decreased $585 from 2003 to 2004 due to basically flat earnings from our investment in IHFC offset by start-up losses from our investment in BFD stores in Atlanta, Ga., due to the opening of three stores during the year.

The effective income tax provision rate was 24.3% in 2004 and 9.5% in 2003. The income tax provision rate in 2004 and 2003 was lower than statutory rates primarily due to exclusions for tax-exempt income and dividends received from our investment in the IHFC.

(dollars in thousands except share and per share data)

Net income for the year ended November 27, 2004 was $8,209 or $0.69 per diluted share. Net loss for the year ended November 29, 2003 was ($470) or $(0.04) per diluted share.

Segment Information:

The following is a discussion of operating results for each of our business segments. As we continue our transition towards becoming a more retail oriented company, we have strategically aligned our operating segments along either a wholesale business or retail business and accordingly have adjusted our segment disclosures and analysis. Additionally, we have an investment and real estate business, thus we have three reportable segments: Wholesale, Retail, and Investments and Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of BFD stores (independently-owned stores, Company-owned retail stores and partnership licensees) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as a contemporary furniture business and corporate selling, general and administrative expenses. Our retail segment currently consists of 27 Company-owned BFD stores in North Carolina, South Carolina, Texas, Georgia and New York. Our retail segment includes the revenues, expenses, assets (including real estate), liabilities and capital expenditures directly related to these stores. Our investments and real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments, income from unconsolidated affiliated companies and other expense in our consolidated statements of income.

Wholesale Segment

	2005		2004		2003	
Net sales	$ 301,252	100.0%	$ 289,953	100.0%	$ 289,905	100.0%
Gross profit	68,199	22.6%	58,447	20.2%	57,823	19.9%
Operating Earnings	$ 9,645	3.2%	$ 3,703	1.3%	$ 4,750	1.6%

On a wholesale basis, we had net sales of $301,252, which represents an $11,299 or 3.9% increase from sales levels attained in fiscal 2004. This increase was primarily due to a $32,514 increase in sales to the BFD store channel which included 19 new BFD stores. In 2005, 68% of wholesale shipments were made to BFDs compared to 60% in 2004. Additionally, we experienced a $21,215 decrease in sales to regional furniture chains, independent furniture retailers and other customers primarily due in part to opening BFD stores in certain markets previously served by an independent retailer and the transition of our product line around the BFD store program. In 2006, we expect continued growth in sales to BFDs to more than offset continued attrition in sales to non-BFD customers. We also expect sales to BFDs to exceed 70% of total wholesale shipments.

Over the past three years, our wholesale segment has closed three wood plants and one upholstery plant. At the end of 2005, five plants were in operation; one large wood manufacturing plant in Bassett, Va., one small wood assembly plant in Martinsville, Va., one fiberboard supply facility in Virginia, one upholstery facility in North Carolina and one contemporary upholstery facility in Virginia. We believe our manufacturing capacity is better aligned with our BFD business and current demand.

Wholesale shipments	2005		2004		2003	
Wood	$ 179,786	59.7%	$ 177,784	61.3%	$ 181,630	62.7%
Upholstery	114,372	38.0%	103,478	35.7%	99,270	34.2%
Other	7,094	2.4%	8,691	3.0%	9,005	3.1%
Total	$ 301,252	100.0%	$ 289,953	100.0%	$ 289,905	100.0%

Our wood operations experienced increased shipments in 2005 as compared to 2004. This was primarily due to continued improvement in customer acceptance of our wood products and an increased number of BFDs providing a more favorable sales channel for our goods as compared to traditional furniture stores. Our "Continental Sketchbook" imported wood bedroom suite was well

(dollars in thousands except share and per share data)

received at retail in 2005 and we introduced two imported bedroom suites in 2005 ("West End" and "Elway Home"), which we believe will lead to continued growth in this segment in 2006. In 2005, we also introduced our first Simply Yours® bedroom suite. This suite, domestically manufactured offers numerous options including size, color, style and hardware. Our Martinsville, Va., plant has experienced success with the Simply Yours® casual dining program which affords numerous options allowing the consumer to customize their casual dining furniture. Our casual dining program offers an abundance of options (seat, leg, top, color and style).

Our upholstery operations experienced solid growth in 2005. The sales increases were led by our imported leather products which offer value in the middle price points with numerous options available to upgrade. Additionally, we continue to offer our Simply Yours® custom made upholstery program which delivers custom made upholstery into the consumers' home in 30 days or less. In 2005, we expanded our Simply Yours® upholstery program to include three different sizes allowing more applications to residential settings with varying scale. Our upholstery products are experiencing a greater sales percentage in our BFD stores relative to the percentage shipped to traditional furniture stores. This is primarily attributable to our custom upholstery design center in each BFD store. As the number of BFD stores increase, we expect upholstery sales and contribution to profit and overhead to increase.

Our wholesale segment gross margin improved 2.4 percentage points from 20.2% in 2004 to 22.6% in 2005. This improvement was primarily driven by increased sales volumes and an improved mix of imported products. Additionally, margins were positively impacted by lower domestic wood inventory levels which led to reductions in accompanying LIFO inventory reserves. Our gross margin improved by 0.3 points from fiscal 2003 to fiscal 2004 due principally to improved sales mix of imported products offset by challenges in our domestic wood production related to plant closings and transitions of product.

Operating earnings improved significantly in 2005 due to a combination of sales growth, shift to more imported product and efforts to reduce our wholesale segment's cost structure. Operating earnings decreased slightly from 2003 to 2004 due primarily to increases in raw material costs and overall corporate spending.

Retail Segment – Company-Owned Retail Stores

	2005		2004		2003	
Net sales	$ 70,480	100.0%	$ 48,894	100.0%	$ 52,157	100.0%
Gross profit	30,619	43.4%	22,598	46.2%	24,322	46.6%
Operating earnings (losses)	$ (1,553)	-2.2%	$ 172	0.4%	$ (2,780)	-5.3%

In 2005, our retail segment underwent significant changes. We increased our number of Company-owned BFD stores from 14 to 27 primarily through our acquisitions of 15 total retail licensee stores in Dallas, Atlanta and upstate New York. Additionally, during our third quarter of 2005, we sold two Company-owned stores in Las Vegas, Nev., to an independent licensee for approximately net book value. We believe having a substantial Company-owned store group will provide us better first-hand retail experience that will allow us to make our entire BFD program more successful.

Net sales for the retail segment increased by 44% in 2005 from 2004, primarily due to having additional stores operating in 2005. For our 11 stores that were in operation in both 2005 and 2004, we experienced slight sales increases, primarily due to a higher average ticket, better closing ratios and more in-home sales compared to 2004. These increases were primarily due to changes in management and design consultants in these stores. Our retail segment experienced a 6.2% decrease in net sales from 2003 to 2004, primarily due to our sale of two stores in Richmond, Va., in late 2003.

Our gross margin decrease in 2005 is due to both internal and external challenges in the retail furniture business. Externally, new competitors, lower prices and a tough economy combined to make 2005 a difficult year for furniture retail. Internally, the pricing methods and inventory management practices in the 15 BFD stores that were acquired during the year resulted in less than acceptable gross margins for the retail division. The Company is currently reviewing its retail pricing policies and strengthening its inventory management practices to improve profitability for the retail division in 2006.

(dollars in thousands except share and per share data)

Operating earnings for 2005 decreased by $1,725 from 2004 levels. This decrease is primarily due to the 15 acquired stores which negatively impacted operating earnings by approximately $2,000 due to losses resulting from lower sales and gross margin levels. In Dallas, Atlanta and upstate New York we are implementing the improvement initiatives utilized by our four stores in the Carolinas, which have experienced operating earnings improvement in 2005. These changes, in addition to the new retail pricing policies and inventory practices, should improve operating results in these stores in 2006.

In 2004, we experienced a $2,952 improvement in operating income primarily due to actions taken in 2004 and 2003 to significantly reduce spending in the areas of advertising, overhead and occupancy costs. Additionally, the sale of the two Richmond, Va., stores in late 2003 reduced SG&A expenses and removed the prospect for operating losses for the two Richmond, Va., stores in 2004.

Our retail segment includes the expenses of retail real estate utilized by Company-owned retail stores. Rental income and expenses from our properties utilized by independent licensees and partnership licensees are included in our investment and real estate segment.

Our retail growth strategy is currently focused on developing a more uniform set of business practices to assist licensees in the operations of BFD stores and working with licensees to improve the profitability of their BFD stores. We plan to utilize our retail segment to develop best practices and drive the uniformity in our BFD program that we believe is key to the overall success of our BFD program.

Investment and Real Estate Segment

Our investments and real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments, income from unconsolidated affiliated companies and other expense in our consolidated statements of income.

Liquidity and Capital Resources

Our November 26, 2005, balance sheet, with minimal borrowings on our revolving line of credit and a sizeable investment portfolio, remains strong and continues to bolster our retail growth strategy, which includes entering into operating leases and lease and loan guarantees for our BFD licensees. Our primary sources of funds have been our cash flow from operations, income from investments, including dividends from IHFC, and our bank line of credit. The primary sources of cash in 2005 were reductions in inventories, our investment portfolio and our bank line of credit. Cash was primarily used in 2005 to repay debt assumed with our 2005 retail acquisitions, invest in capital expenditures and pay dividends. The primary source of cash in 2004 was cash flow from operations and our investment portfolio. Cash was used in 2004 to increase inventory levels to better service our customers, purchase retail real estate and the pay dividends. The primary sources of cash for fiscal 2003 were reductions in working capital (primarily inventories), sales of investments and dividends from an affiliate. Cash was used in 2003 to fund capital spending (including retail real estate), repay debt and pay dividends.

The current ratio for the past two years was 2.13 to 1 and 2.66 to 1, respectively. Working capital was $54,716 at November 26, 2005 and $64,128 at November 27, 2004.

Net cash generated by (used in) operating activities was $12,095, ($4,685) and $22,561 in fiscal 2005, 2004 and 2003, respectively. The increase in operating cash from 2004 to 2005 was primarily related to reductions in domestic wood inventories. The reduction in operating cash from 2003 to 2004 was primarily related to increases in inventories of imported finished goods and imported component parts.

As noted on the accompanying consolidated balance sheet and statement of cash flows, we segregate property and equipment into two groups: (1) property and equipment utilized by our wholesale and retail segments, and (2) retail real estate utilized by BFD licensees. In 2005, we purchased $4,804 of machinery, equipment and technology utilized by our wholesale and retail segments. In 2005, we invested $6,286 in for retail real estate utilized by BFD licensees.

In 2004, we purchased $7,866 of machinery and equipment and retail real estate utilized by our wholesale and retail segments. This amount included $3,397 of cash payments related to our acquisition of five properties utilized by Company-owned BFD stores. In addition to these cash payments in 2004, we assumed $16,231 of notes payable. In 2004, we also invested $3,177 into BFD store

(dollars in thousands except share and per share data)

properties utilized by BFD licensees. Our 2004 proceeds from the sales of property and equipment include proceeds received from the sale of our California upholstery facility and our Dublin, Ga., wood manufacturing facility.

Both purchases and proceeds from the sales of investments relate primarily to the active management of a portion of our overall investment portfolio. During the year, marketable securities are bought and sold generating proceeds, purchases, gains and losses. Dividends from an affiliate represent cash distributions from our investment in the International Home Furnishings Center ("IHFC"). Our investment in IHFC reflects a credit balance and is shown in the liabilities section of our balance sheet as distributions in excess of affiliate earnings. Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its current negative book value. The financial statements of IHFC are included in our Form 10-K.

Net cash used in financing activities was $9,128, $7,741 and $13,918 in fiscal 2005, 2004 and 2003, respectively. Cash dividends to shareholders and a share repurchase plan have been the primary financing uses of cash in each year. During 2005, we amended our bank credit facility to address restrictive covenants and to extend the facility through November 2007. At November 26, 2005, borrowings under this facility totaled $3,000. The interest rate on this facility was 5.59% at November 26, 2005, based on LIBOR plus 1.5%. We purchased and retired 8,600 shares of Common Stock during 2005. These purchases were part of our stock repurchase program, approved in 1998, which allows us to repurchase shares for an aggregate purchase price not to exceed $40,000. The average cost of the shares purchased in 2005 was $18.00, resulting in a total expenditure of $155. We purchased and retired 44,800 shares of Common Stock for $772 during 2004 and 89,278 of shares of Common Stock for $1,193 during fiscal 2003.

Our consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on our consolidated financial position and results of operations in prior years.

We currently anticipate that manufacturing capital spending for fiscal 2006 will approximate $5,000, primarily for machinery and equipment and technology. Capital spending for retail real estate is expected to be approximately $3,500. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to our rate of growth, our operating results and any other adjustments in our operating plan needed in response to competition, acquisition opportunities or unexpected events. We believe that our existing cash and investment portfolio, and our borrowing capacity, together with cash provided by operations, will be more than sufficient to meet our capital expenditure and working capital requirements through 2006.

Contractual Obligations and Commitments:

We enter into contractual obligations and commercial commitments in the ordinary course of business (See Note 16 for a further discussion of these obligations). The following table summarizes our contractual payment obligations and other commercial commitments.

	2006	2007	2008	2009	2010	Thereafter	Total
Other long-term liabilities	$ 1,468	$ 1,444	$ 1,425	$ 1,422	$ 1,435	$ 2,014	$ 9,208
Real estate notes payable	460	499	541	589	8,229	5,286	15,604
Long-term debt	129	3,663	230	17	-	-	4,039
Letters of credit	3,634	-	-	-	-	-	3,634
Operating leases	11,088	10,889	10,264	9,974	9,868	38,123	90,206
Lease guarantees	9,464	2,972	1,852	1,446	1,317	1,345	18,396
Loan guarantees	6,453	4,127	1,944	211	-	-	12,735
Purchase obligations (1)	-	-	-	-	-	-	-
Total	$ 32,696	$ 23,594	$ 16,256	$ 13,659	$ 20,849	$ 46,768	$ 153,822

(1) The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. At the end of fiscal year 2005, we had $36,600 in open purchase orders, primarily for imported inventories, which are in the ordinary course of business.

Off-Balance Sheet Arrangements:

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BFD stores. We have guaranteed certain lease obligations of licensee operators of the BFD stores, as part of our retail expansion strategy. We also have guaranteed loans of certain of our BFD dealers to finance initial inventory packages for these stores. See Contractual Obligations and Commitments table above and Note 16 to the Consolidated Financial Statement for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies:

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Market Risk:

We are exposed to market risk for changes in market prices of our various types of investments. Our investments include marketable securities and an investment partnership (Alternative Asset Fund). We do not use these securities for trading purposes and are not party to any leveraged derivatives.

Our marketable securities portfolio, which totaled $25,297, at November 26, 2005, is diversified among ten different money managers and twenty-five different medium to large capitalization interests. Although there are no maturity dates for our equity investments, we have plans to partially liquidate our current marketable equity securities portfolio on a scheduled basis over the next four to six years. Maturity dates on other investments in the portfolio range from one to six years.

The Bassett Industries Alternative Asset Fund L.P was organized under the Delaware Revised Uniform Limited Partnership Act and commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (the General Partner) of the Alternative Asset Fund. We and the General Partner are currently the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi-strategy and other market-neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. In general, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $51,593 at November 26, 2005, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity. Risks to these funds arise from possible adverse changes in the market value of such interests and the potential inability of counterparties to perform under the terms of the contracts. However, the risk to the Alternative Asset Fund is limited to the amount of the Alternative Asset Fund investment in each of the funds.

We account for our investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represent the amount the partnership would receive if it were to liquidate its investments in the investee funds. The partnership may redeem part of its investments as of the end of each quarter or calendar year, with no less than 45 days prior written notice (See Note 6 of the Consolidated Financial Statements).

Safe-harbor, forward-looking statements:

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- competitive conditions in the home furnishings industry
- general economic conditions
- overall consumer demand for home furnishings
- BFD store openings
- BFD store closings and the profitability of BFD stores (independent licensees, Company-owned retail stores and partnership licensees)
- fluctuations in the cost and availability of raw materials, labor and sourced products (including foam and certain petroleum based products)
- results of marketing and advertising campaigns
- information and technology advances
- ability to execute new global sourcing strategies
- performance of our investment portfolio
- future tax legislation, or regulatory or judicial positions
- ability to efficiently manage the import supply chain to minimize business interruption
- effects of profit improvement initiatives in our wholesale segment

Consolidated Balance Sheets

Bassett Furniture Industries, Incorporated and Subsidiaries
November 26, 2005, and November 27, 2004
(In thousands, except share and per share data)

Assets	2005	2004
Current assets		
Cash and cash equivalents	$ 7,109	$ 4,022
Accounts receivable, net	37,069	40,507
Inventories, net	48,887	47,285
Deferred income taxes	5,188	4,130
Assets held for sale, net	1,185	2,753
Other current assets	3,626	3,980
Total current assets	103,064	102,677
Property and equipment, net	64,325	69,921
Investments	76,890	73,520
Retail real estate, net	31,959	23,407
Notes receivable, net	15,768	14,642
Other, net	16,650	13,199
	141,267	124,768
Total assets	$ 308,656	$ 297,366

Liabilities and Stockholders' Equity

	2005	2004
Current liabilities		
Accounts payable	$ 19,421	$ 19,948
Accrued compensation and benefits	7,094	6,846
Customer deposits	7,525	3,225
Other accrued liabilities	14,308	8,530
Total current liabilities	48,348	38,549
Long-term liabilities		
Employee benefits	9,208	9,423
Long-term debt	3,910	-
Real estate notes payable	15,144	15,604
Distributions in excess of affiliate earnings	11,833	12,578
	40,095	37,605
Commitments and Contingencies		
Stockholders' equity		
Common stock, par value $5 a share, 50,000,000 shares authorized, issued and outstanding - 11,804,458 in 2005 and 11,735,967 in 2004	59,022	58,680
Retained earnings	156,471	158,341
Additional paid-in-capital	2,068	1,373
Accumulated other comprehensive income - unrealized holding gains, net of income tax	2,652	2,818
Total stockholders' equity	220,213	221,212
Total liabilities and stockholders' equity	$ 308,656	$ 297,366

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income

Bassett Furniture Industries, Incorporated and Subsidiaries

For the years ended November 26, 2005, November 27, 2004 and November 29, 2003

(In thousands, except share and per share data)

	2005	2004	2003
Net sales	$ 335,207	$ 315,654	$ 316,857
Cost of sales	236,390	234,612	234,861
Gross profit	98,817	81,042	81,996
Selling, general and administrative expenses	91,270	77,145	80,026
Gain on sale of property, net	-	(3,890)	-
Restructuring, impaired asset charges and other unusual items	6,164	4,060	3,200
Income (loss) from operations	1,383	3,727	(1,230)
Income from investments, net	6,743	7,080	5,503
Income from unconsolidated affiliated companies, net	6,045	5,566	6,151
Interest expense	(3,242)	(2,783)	(1,713)
Other expense, net	(1,485)	(2,740)	(3,844)
Income before income tax provision and cumulative effect of accounting change	9,444	10,850	4,867
Income tax provision	(1,881)	(2,641)	(462)
Income before cumulative effect of accounting change	7,563	8,209	4,405
Cumulative effect of accounting change, net of income tax of $3,200	-	-	(4,875)
Net income (loss)	$ 7,563	$ 8,209	$ (470)
Net income (loss) per share			
Basic earnings (loss) per share:			
Income before cumulative effect of accounting change	$ 0.64	$ 0.70	$ 0.38
Cumulative effect of accounting change	-	-	(0.42)
Net income (loss) per share	$ 0.64	$ 0.70	$ (0.04)
Diluted earnings (loss) per share:			
Income before cumulative effect of accounting change	$ 0.63	$ 0.69	$ 0.38
Cumulative effect of accounting change	-	-	(0.42)
Net income (loss) per share	$ 0.63	$ 0.69	$ (0.04)

The accompanying notes to consolidated financial statements are an integral part of these statements.

(In thousands, except share and per share data)

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. We offer terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances and advertising arrangements have been recorded as a reduction to revenue.

Income Taxes

Deferred income taxes are provided based on the differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Income taxes are provided on undistributed earnings from investments in affiliated companies. Income taxes payable includes reserves for estimated tax exposures. We review our deferred tax assets for recoverability. A valuation allowance is established when we believe that it is more likely than not that some portion of our deferred tax assets will not be realized. Changes in valuation allowances and estimated exposures from period to period are included in our tax provision in the period of change.

Earnings per Share

Basic earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share also considers the dilutive effect for stock options and restricted stock.

Stock-Based Compensation

As permitted by SFAS No. 123, "Stock-Based Compensation," we have continued to measure compensation expense for our stock-based employee/director compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income (loss) and earnings (loss) per share are presented as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense over the vesting period for the periods required by the statement. We measure expense for stock options granted to non-employees based on the fair value of the goods or services received. The following pro forma information is presented as if we had adopted the fair value method for recognition purposes under SFAS No. 123.

Net income (loss):	November 26, 2005	November 27, 2004	November 29, 2003
As reported	$ 7,563	$ 8,209	$ (470)
Less: pro forma expense, net of tax, related to stock options	(49)	(1,275)	(401)
Pro forma net income (loss)	$ 7,514	$ 6,934	$ (871)
Earnings (loss) per share:			
Basic earnings (loss) per share			
As reported	$ 0.64	$ 0.70	$ (0.04)
Pro forma	0.64	0.59	(0.08)
Diluted earnings (loss) per share			
As reported	0.63	0.69	(0.04)
Pro forma	0.63	0.58	(0.08)

No options were granted during 2005. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	November 27, 2004	November 29, 2003
Expected lives	5 years	5 years
Risk-free interest rate	3.0%	3.0%
Expected volatility	40.0%	40.0%
Dividend yield	4.0%	6.0%

(In thousands, except share and per share data)

Shipping and Handling Costs

Costs incurred to deliver retail merchandise to customers are expensed and recorded in selling, general and administrative expense and totaled $2,385 for 2005, $1,437 for 2004 and $1,836 for 2003. Shipping and handling costs associated with wholesale sales to independent licensees and other customers are borne by the purchaser.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred. Advertising costs, totaled $9,278, $9,881 and $9,110 and are included in selling, general and administrative expenses in 2005, 2004 and 2003, respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values. The carrying amounts of notes receivable approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Business Insurance Reserves

We have insurance programs in place to cover workers' compensation and health insurance claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations and partially re-insured through a captive insurance program. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Variable Interest Entities

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses the consolidation of certain business enterprises ("variable interest entities" or "VIEs"), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46R requires an entity to assess its equity investments, among other interests, to determine if they are variable interest entities. As defined in FIN 46R, VIEs are contractual, ownership or other interests in entities that change with the changes in the entities' net asset value. Variable interests in an entity may arise from guarantees, leases, borrowings and other arrangements with the VIE. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46R, is considered the primary beneficiary of the VIE. Under FIN 46R, the primary beneficiary must include the VIE's assets, liabilities and results of operations in its consolidated financial statements.

We analyzed our partnership licensee and our independent licensees under the requirements of the Revised Interpretation. All of these licensees operate as Bassett Furniture Direct stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. Consistent with our critical accounting policies, we have recorded reserves for potential exposures related to these licensees. See Note 16 for disclosure of leases, lease guarantees and loan guarantees. Based on financial projections and best available information, substantially all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. As previously disclosed, in 2003, we determined one licensee, LRG Furniture, LLC ("LRG"), is a VIE for whom we are the primary beneficiary and accordingly adopted FIN 46R for LRG in the fourth quarter of fiscal year 2003. Adopting FIN 46R for LRG required us to consolidate LRG as of the beginning of 2003. Upon consolidation of LRG, we recognized a cumulative effect of an accounting change, amounting to ($4,875) (net of income tax benefit of $3,200) or ($.42) per diluted share. We completed our assessment for other potential VIEs, and concluded that these entities were not required to be consolidated by us. Since adoption of FIN 46R, we have and will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

Recent Accounting Pronouncements

SFAS No. 123 (Revised 2004) ("SFAS No. 123R"), "Share-Based Payment," issued in December 2004, is a revision of FASB Statement 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. On March 29, 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No. 107"), which provides the Staff's views

(In thousands, except share and per share data)

regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

(1) A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

(2) A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

This statement is effective for the beginning of the first annual reporting period that begins after June 15, 2005, therefore, we will adopt the standard in the first quarter of fiscal 2006 using the modified prospective method. As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method prescribed in APB Opinion 25 and, as such, generally recognize no compensation cost for employee stock options. Although we have not completed our assessment, we believe the impact on our consolidated financial position or results or operations will not be material given the current number of outstanding stock options. The effect on our results of operations of expensing stock options using the Black-Scholes method is presented in the disclosure of pro forma net income and earnings per share in Note 2. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions" (""APB 29"), and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and the Company will adopt this Statement in the first quarter of 2006. The Company currently does not anticipate that the effects of the statement will materially affect its consolidated financial position or consolidated results of operations upon adoption.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires the retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impractible to determine either the period-specific effects or cumulative effect of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2004 and we will adopt this provision, as applicable, during fiscal year 2006.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 "Accounting for Asset Retirement Obligations ("SFAS No. 143")" ("FIN 47"). FIN 47 clarifies that the term *conditional asset retirement obligation* as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability for the conditional asset retirement obligation should be recognized when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal periods beginning after December 15, 2005, and we will adopt this provision, as applicable, during fiscal year 2006.

(In thousands, except share and per share data)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

For comparative purposes, certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation.

3. Inventories

Inventories consist of the following:

	November 26, 2005	November 27, 2004
Finished goods	$ 35,773	$ 35,893
Work in process	1,779	2,171
Raw materials and supplies	12,113	17,874
Retail merchandise	14,447	8,285
Total inventories on first-in, first-out cost method	64,112	64,223
LIFO adjustment	(15,225)	(16,938)
	$ 48,887	$ 47,285

During 2005 and 2003, we liquidated certain LIFO inventories, which decreased cost of sales by approximately $1,713 and $2,600, respectively.

4. Sale of California Upholstery Plant

During 2004, we received the proceeds from the sale of our California Upholstery facility and recognized a gain of $3,890. This facility was closed and sold in 2003 and the transaction was financed with a short-term Company note. Accordingly the gain was recognized in 2004 when proceeds were received.

5. Property and Equipment

	November 26, 2005	November 27, 2004
Land	$ 9,229	$ 12,158
Buildings and leasehold improvements	59,879	56,583
Machinery and equipment	113,177	109,628
	182,285	178,369
Less accumulated depreciation	(117,960)	(108,448)
	$ 64,325	$ 69,921

Depreciation expense for property and equipment was $8,268, $9,069 and $8,977 in 2005, 2004 and 2003, respectively. Net book value of property and equipment utilized by Company-owned stores for 2005 and 2004, was $25,966 and $29,678, respectively.

(In thousands, except share and per share data)

6. Investments

Our investments consist of a 99.8% interest in the Alternative Asset Fund and a portfolio of marketable securities.

	November 26, 2005	November 27, 2004
Alternative Asset Fund	$ 51,593	$ 46,593
Marketable Securities	25,297	26,927
	$ 76,890	$ 73,520

The Alternative Asset Fund commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (General Partner) of the Alternative Asset Fund. Bassett and the General Partner are the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi- strategy and other market - neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. In general, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $51,593 at November 26, 2005, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk.

These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity. We account for the investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represents the amount the partnership would receive if it were to liquidate its investments in the investee funds. The partnership may redeem part of its investments as of the end of each quarter or calendar year, with no less than 45 days prior written notice.

The Alternative Asset Fund was comprised of the following investments. All investments are at fair value and all are below five percent of the respective portfolio manager's total fund investment.

	November 26, 2005	November 27, 2004
Styx Partners, L.P.	$ 21,299	$ 19,067
HBK Fund, L.P.	11,543	10,598
Contrarian Capital Trade Claims, L.P.	8,604	7,263
Drawbridge Special Opportunities Fund, L.P.	5,350	-
DB Zwim Special Opportunities Fund, L.P.	4,323	-
Merced Partners, L.P.	-	9,094
Cash and Other	474	571
	$ 51,593	$ 46,593

Our earnings from the Alternative Asset Fund were $5,000, $5,142 and $5,083 for 2005, 2004 and 2003, respectively. In 2005, we received no cash distributions. We received distributions of $3,800 and $17,000 from the sales of investments in the Alternative Asset Fund in 2004 and 2003, respectively.

Investments in marketable securities are held as "available for sale". The net change in unrealized holding gains is recorded in accumulated other comprehensive income, net of taxes of ($93) for 2005, $162 for 2004 and $551 for 2003.

(In thousands, except share and per share data)

Cost and unrealized holding gains of marketable securities are as follows:

	November 26, 2005	November 27, 2004
Fixed income securities	$ 5,658	$ 6,238
Equity securities	15,495	16,286
Total cost	21,153	22,524
Unrealized holding gains	4,144	4,403
Fair value	$ 25,297	$ 26,927

7. Unconsolidated Affiliated Companies

International Home Furnishings Center:

The International Home Furnishings Center ("IHFC") owns and leases showroom space in High Point, North Carolina. Our ownership interest is 46.9% and is accounted for using the equity method. Our investment reflects a credit balance due to our cumulative receipt of dividends exceeding our cumulative portion of IHFC's earnings. Our investment reflects a credit balance of $11,833 and $12,578 at November 26, 2005 and November 27, 2004, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets as distributions in excess of affiliate earnings. This negative book value resulted from IHFC's refinancing of its real estate based on the market value of the property. Our share of earnings and dividends from this investment were $6,367 and $5,623, respectively in 2005, $6,116 and $5,623, respectively in 2004 and $6,025 and $5,154, respectively in 2003. We lease 85,000 square feet of showroom space from IHFC, 2.5% of the total space available for lease, at competitive market rates. The complete financial statements of IHFC are included in our annual Form 10-K. Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its book value of negative $11,833 at November 26, 2005.

Summarized combined financial information for IHFC is as follows:

	2005	2004	2003
Current assets	$ 25,015	$ 32,600	$ 33,498
Non-current assets	46,229	47,279	49,757
Current liabilities	17,756	18,936	19,201
Long-term liabilities	115,025	124,370	129,767
Revenues	46,411	44,965	43,518
Net income	13,591	13,053	12,860

Partnership licensees:

As part of our retail expansion strategy, we made equity investments in two licensee operators of our BFD store program. In 2002, we purchased a 30% ownership interest in BFD Northeast, LLC ("BFDNE") for $600. BFDNE is developing BFD retail stores in New England. As of November 26, 2005, BFDNE operates six BFD stores. Sales to BFDNE were $11,440, $11,581 and $8,667 for 2005, 2004 and 2003, respectively, and we had notes and accounts receivables of $2,537 and $3,319 due from BFDNE at November 26, 2005 and November 27, 2004, respectively. Our share of income (losses) amounted to $(166), ($178) and $100 for 2005, 2004 and 2003, respectively.

In 2004, we had a 28% ownership interest in BFD Atlanta, LLC ("BFD-Atlanta"). Our investment balance was $321 at November 27, 2004. Sales to BFD-Atlanta were $3,438, $4,307 and $1,690 for 2005, 2004 and 2003, respectively. Our share of (losses) was $(656), ($895), and ($201) in 2005, 2004, and 2003, respectively. During 2005, we purchased an additional 38% interest in BFD-Atlanta and began consolidating BFD-Atlanta's operating results and financial position into ours. See Note 14 for a further discussion of our purchase of BFD-Atlanta.

Other affiliates:

We own 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for many of our customers. Our investment balance was $5,512 at November 26, 2005 and $5,012 at November 27, 2004. Company-owned retail stores paid Zenith approximately $2,589 $1,749, and $1,600 for freight expense in 2005, and 2004 and 2003, respectively. Our share of income from the investment in Zenith was $500, $523 and $406 for 2005, 2004 and 2003, respectively.

(In thousands, except share and per share data)

Summarized combined financial information for 2005 includes Zenith, BFDNE and BFD-Atlanta through the date of BFD-Atlanta's acquisition by us. Summarized combined financial information for 2004 and 2003 includes Zenith, BFDNE and BFD-Atlanta.

	2005	2004	2003
Current assets	$ 8,242	$ 10,046	$ 7,546
Non-current assets	9,508	9,633	7,565
Current liabilities	8,666	9,419	5,755
Long-term liabilities	2,679	5,568	3,282
Revenues	44,474	42,130	33,439
Net income (loss)	(546)	(1,001)	604

8. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	November 26, 2005	November 27, 2004	November 29, 2003
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
Dividends received exclusion	(19.9)	(16.7)	(33.7)
Corporate owned life insurance	-	-	4.1
State income tax, net of federal benefit	4.1	3.4	2.4
Other	0.7	2.6	1.7
Effective income tax rate	19.9 %	24.3 %	9.5 %

The components of the income tax provision (benefit) are as follows:

	November 26, 2005	November 27, 2004	November 29, 2003
Current:			
Federal	$ 2,739	$ 206	$ 1,214
State	582	560	402
Deferred:			
Federal	(1,449)	1,579	(972)
State	9	296	(182)
Total	$ 1,881	$ 2,641	$ 462

(In thousands, except share and per share data)

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 26, 2005	November 27, 2004
Deferred income tax assets:		
Trade accounts receivable, net	$ 1,531	$ 1,776
Inventories, net	1,759	1,146
Property and equipment writedowns	454	98
Retirement benefits	3,591	3,675
State net operating loss carryforwards	1,160	1,102
Distributions from affiliates in excess of income	11,407	7,348
Contribution and other carryforwards	-	329
Alternative minimum tax credit carryforward (no expiration)	782	2,558
Other	2,031	1,480
Gross deferred income tax assets	22,715	19,512
State net operating loss carryforward valuation allowance	(1,000)	(340)
Total deferred income tax assets	21,715	19,172
Deferred income tax liabilities:		
Property and equipment	4,701	5,466
Undistributed affiliate income	4,792	2,910
Prepaid expenses and other	201	215
Unrealized holding gains	1,616	1,717
Total gross deferred income tax liabilities	11,310	10,308
Net deferred income tax assets	$ 10,405	$ 8,864

We have recorded a deferred income tax asset of $1,160 as of November 26, 2005, for the benefit of approximately $30,108 in state income tax loss carryforwards, which expire in varying amounts between 2006 and 2025. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Because realization is not assured, we have recorded valuation allowances related to these deferred income tax assets since we have concluded that it is more likely than not that these tax benefits would not be realized prior to expiration.

In February 2003, we reached a final settlement with the IRS regarding the non-deductibility of interest expense on loans associated with our corporate owned life insurance plan ("COLI" plan). We had previously recorded reserves to cover the negotiated settlement amount.

Income taxes paid, net of refunds (refunds received, net of income taxes paid) during 2005, 2004 and 2003 were $1,570, $1,700 and ($3,366), respectively.

9. Long-Term Liabilities and Retirement Plans

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by us at the rate of 115% of the first 2% through 5% of the employee's contribution, based on years of service. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2005, 2004 and 2003 were approximately $1,059, $1,161 and $1,246, respectively.

We have a Supplemental Retirement Income Plan and Deferred Compensation Plan that covers certain current and former senior executives and provides additional retirement, death benefits and voluntary deferral of compensation. These plans have been frozen with no additional participants or benefits allowed. Our unfunded future liability under these Plans is reflected as employee benefits in long-term liabilities. The expenses for these plans (primarily interest) for 2005, 2004 and 2003 were $1,239, $1,698 and $1,100, respectively.

(In thousands, except share and per share data)

10. Real Estate Notes Payable

During 2004, we acquired five real estate properties utilized by Bassett Furniture Direct (BFD) stores. Three of these properties are in Houston, Texas and are utilized by Company-owned BFD stores. Two are in Las Vegas, Nev., and related to two stores that were Company-owned but were sold to an independent licensee in 2005. These properties were acquired through cash payments of $3,397 and non-cash assumption of mortgages totaling $16,231. These mortgages are payable over periods of six to seven years and have interest rates ranging from 7.89% to 9.18%. These mortgages are collateralized by the respective properties with net book value of $19,062. The current portion of these notes, $460 at November 26, 2005, has been included as a current liability in other accrued liabilities in the accompanying consolidated balance sheet. The fair value of our real estate notes payable is $16,686. Our weighted average interest rate is 8.34%. Interest paid during 2005 and 2004 was $1,384 and $649, respectively.

Maturities of real estate notes payable are as follows:

2006	$	460
2007		499
2008		541
2009		589
2010		8,229
Thereafter		5,286
	$	15,604

11. Long-term Debt

We amended our existing revolving credit facility in November 2005 by extending the agreement by one year and amending certain covenants. The credit facility provides for borrowings of up to $40,000 at a variable interest rate of LIBOR plus 1.5% (5.59% on November 26, 2005). The facility is secured by substantially all of our receivables and inventories. Borrowings under the facility, which matures November 30, 2007, totaled $3,000 and $0 at November 26, 2005 and November 27, 2004, respectively. After coverage for letters of credit, we had $32,848 available for borrowing under the facility at November 26, 2005. The average interest rate was 4.64% for the year ended November 26, 2005.

This facility contains, among other provisions, certain defined financial requirements including a maximum ratio of debt to equity and a minimum level of net worth. We were in compliance with these covenants as of November 26, 2005.

Additionally, through the acquisition of our retail licensee stores in Dallas, upstate New York and Atlanta, we assumed $4,184 of long-term debt, of which $3,145 has since been repaid. These notes contain various interest rates that range from 2.9% to 9.5%. The current portion of these notes, $129 at November 26, 2005, has been included as a current liability in accrued liabilities in the accompanying consolidated balance sheet.

Interest paid during 2005, 2004 and 2003 was $619, $436 and $794, respectively.

12. Capital Stock and Stock Compensation

We had a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, we had reserved for issuance 450,000 shares of common stock. Options outstanding under the 1993 Plan expire at various dates through 2007. We adopted a second Employee Stock Plan in 1997 (the 1997 Plan). Under the 1997 Plan, we reserved for issuance 950,000 shares of common stock. In addition, the terms of the 1997 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance by the Stockholders at the 1999 Annual Shareholders Meeting. Options granted under the 1997 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Vesting periods typically range from one to three years. Shares available for grant under the 1997 Plan were 327,015 at November 26, 2005.

We had a Stock Plan for Non-Employee Directors, adopted in 1993 and amended in 2000, which expired in 2003. Under this stock option plan, we reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance by the Stockholders at the 2000 Annual Shareholders Meeting. No shares were available for grant under the plan at November 26, 2005. These options are exercisable for 10 years commencing six months after the date of grant.

(In thousands, except share and per share data)

Option activity under these plans is as follows:

	Number of shares	Weighted average price per share
Outstanding at November 30, 2002	1,859,445	$ 21.07
Granted	15,000	11.44
Exercised	(4,666)	13.03
Forfeited	(479,527)	24.44
Outstanding at November 29, 2003	1,390,252	19.84
Granted	327,500	20.96
Exercised	(159,355)	14.27
Forfeited	(90,366)	21.97
Outstanding at November 27, 2004	1,468,031	20.43
Granted	0	-
Exercised	(62,362)	14.28
Forfeited	(79,259)	23.53
Outstanding at November 26, 2005	1,326,410	$ 20.54
Exercisable at November 26, 2005	1,318,744	$ 20.57
Exercisable at November 27, 2004	1,344,700	$ 20.93
Exercisable at November 29, 2003	1,148,807	$ 20.92

For various price ranges, weighted-average characteristics of outstanding stock options at November 26, 2005 were as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercisable price	Number exercisable	Weighted average exercisable price
$9.67 - $16.12	574,638	4.9	$ 14.84	566,972	$ 14.83
16.13 - 22.57	396,000	6.7	21.16	396,000	21.16
22.58 - 32.25	355,772	1.9	29.04	355,772	29.04
	1,326,410			1,318,744	

The weighted average fair values of options granted during 2004 and 2003 were $5.69 and $2.74, respectively.

Our Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the rights exercise price, a certain number of shares of our Common Stock, other securities or property.

We implemented an Employee Stock Purchase Plan ("ESPP") in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the plan we issued 13,713 and 21,476 shares to employees in 2005 and 2004, respectively. No compensation expense has been recognized for shares purchased under the ESPP.

During 2005, we adopted a Non-Employee Directors Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorizes incentive awards in the form of restricted stock or stock grants. All Directors of the Company who are not full-time employees of the Company are eligible to receive incentive awards under the Incentive Plan. There are 100,000 shares of common stock reserved for grant under the Incentive Plan. Shares available for grant under the Incentive Plan were 94,491 at November 26, 2005.

(In thousands, except share and per share data)

13. Restructuring Charges

During fiscal year 2005, we closed our wood manufacturing facility in Mt. Airy, N.C., due to excess domestic capacity as we have continued to experience a shift in demand from domestically produced products to imported products. Production of certain products from the Mt. Airy facility will be moved to our wood facility in Bassett, Va. This and other reorganization actions resulted in the elimination of approximately 300 positions and the write-down of property and equipment due to the closing of the Mt. Airy facility.

During fiscal year 2004, we closed our upholstery manufacturing facility in Hiddenite, N.C., due to excess capacity created by efficiency improvements realized by the Newton, N.C., facility. We also closed our wood manufacturing facility in Macon, Ga. These and related reorganization actions resulted in the elimination of approximately 310 positions and the write-down of property and equipment due to the closing of the Macon, Ga., facility and two manufacturing plants closed in previous years. We sold the Hiddenite property in 2005.

During fiscal year 2003, we closed our wood manufacturing facility in Dublin, Ga., in order to better match production capacity to current demand levels. This and other reorganization actions resulted in the elimination of approximately 320 positions and the write-down of property and equipment due to the closing of the Dublin, Ga., facility. We sold this property in 2004.

All of the severance and employee benefit costs expensed during the last three years have been paid except for $782, which was unpaid as of November 26, 2005.

The following summarizes these restructuring and impaired asset charges:

	November 26, 2005	November 27, 2004	November 29, 2003
Non-cash writedown of property and equipment to net realizable value	$ 920	$ 2,353	$ 1,530
Severance and related employee benefit costs	1,040	1,707	1,670
	$ 1,960	$ 4,060	$ 3,200

The following table summarizes changes to the accrued restructuring accounts for the fiscal years ended November 26, 2005, November 27, 2004 and November 29, 2003:

	Severance and Related Benefits
Balance at November 30, 2002	$ 149
Restructuring accrual	1,670
Cash payments	(1,611)
Balance at November 29, 2003	208
Restructuring accrual	1,707
Cash payments	(1,475)
Balance at November 27, 2004	440
Restructuring accrual	1,040
Cash payments	(698)
Balance at November 26, 2005	$ 782

(In thousands, except share and per share data)

14. Acquisition of Retail Licensee Stores

During the second quarter of 2005, we acquired a 76% ownership interest in our Dallas, Texas BFD store operation ("BFD-Dallas"). BFD-Dallas consists of eight BFD stores in the greater Dallas, Texas metropolitan area. We accounted for this transaction using the purchase method of accounting. As such, as of the end of our second quarter, we began consolidating BFD-Dallas results of operations into our consolidated statements of income.

On August 1, 2005, we acquired assets of our BFD licensee in upstate New York ("BFD-UNY"). On August 26, 2005, we acquired an additional 36% interest in our BFD licensee in Atlanta, Georgia ("BFD-Atlanta") bringing our total ownership interest to 66%. BFD-UNY consists of two BFD stores in Rochester, N.Y., and one store in Buffalo, N.Y. BFD-Atlanta consists of four BFD stores in the greater Atlanta, Ga., metropolitan area. We accounted for these transactions using the purchase method of accounting. We began consolidating BFD-UNY's results of operations into our consolidated statements of income in August. We began consolidating BFD-Atlanta's results of operations into our consolidated statements of income in September.

The aggregate purchase price for these three transactions was $3,550, which included $1,050 of cash and $2,500 of notes receivable converted to equity. The net liabilities acquired were $654 and included $5,774 of inventories, net of inter-company profit elimination. In conjunction with these transactions, we recorded asset impairment charges totaling $4,204 (net of previously recorded reserves) for the differences in the respective purchase price and the fair market value of net liabilities acquired. The differences primarily relate to an impairment of a portion of goodwill created through these transactions and the elimination of intercompany profits in inventories in accordance with EITF 04-1.

The following table summarizes the estimated fair market values of the assets acquired and liabilities assumed at the respective dates of acquisition which were consolidated into our financial position.

Current Assets	$	9,292
Property, plant and equipment		2,380
Goodwill and identifiable intangibles		2,840
Other assets		2,693
Total assets acquired		17,205
Current Liabilities		8,138
Long-term debt		9,721
Total liabilities assumed		17,859
Net liabilities acquired	$	(654)

The following unaudited pro forma financial information for 2005 and 2004 is presented to illustrate what the estimated effect of the 2005 acquisitions of BFD-Dallas and BFD-Atlanta would have been if the transactions had occurred as of the beginning of each period presented below. The pro forma results do not include the acquisition of BFD-UNY as complete and accurate financial information was not available for those periods. The pro forma information shows sales net of elimination of inter-company sales and profit. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date nor is it necessarily indicative of future results.

	Unaudited Pro Forma			
	November 26, 2005		November 27, 2004	
Net sales	$	344,415	$	333,511
Net income	$	7,293	$	5,274
Diluted earnings per share	$	0.61	$	0.44

(In thousands, except share and per share data)

15. Contingencies

We are involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

16. Leases, Lease Guarantees and Loan Guarantees

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of independent and partnership licensee BFD stores. Our decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Additionally, we lease showroom space from IHFC, which is priced at the market rate. Lease terms range from three to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 26, 2005:

2006	$	11,088
2007		10,889
2008		10,264
2009		9,974
2010		9,868
Thereafter		38,123
	$	90,206

Lease expense was $7,726, $6,042 and $6,446 for 2005, 2004 and 2003, respectively.

In addition to subleasing certain of these properties, we own retail real estate which we in turn lease to licensee operators of BFD stores. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett.

2006	$	3,841
2007		4,342
2008		4,305
2009		4,371
2010		4,065
Thereafter		14,585
	$	35,509

Real estate expense (including lease costs, depreciation, insurance, and taxes), net of rental income, was $684 in 2005, $1,071 in 2004 and $1,089 in 2003 and is reflected in other expense, net on the accompanying consolidated statements of income.

As part of the expansion strategy for our BFD program, we have guaranteed certain lease obligations and real estate loan obligations of licensee operators. Lease guarantees range from one to ten years. The guarantee party is required to make periodic fee payments to us in exchange for the guarantee. We were contingently liable under licensee lease obligation guarantees in the amount of $16,729 and $25,394 at November 26, 2005, and November 27, 2004, respectively. Currently, we have also guaranteed one real estate loan obligation for $717 and one warehouse lease obligation for $1,667.

We have also guaranteed loans of certain of our BFD dealers to finance initial inventory packages for those stores. Loan guarantees have three year terms, are collateralized by the inventory and generally carry a personal guarantee of the independent dealer. The total contingent liability with respect to these loan guarantees as of November 26, 2005, and November 27, 2004, was $12,018 and $14,534, respectively.

In the event of default by an independent dealer under the guaranteed lease or loan, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations. The fair value of guarantees at November 26, 2005, and November 27, 2004, were $700 and $770, respectively, and are recorded in accrued liabilities in the accompanying consolidated balance sheets.

(In thousands, except share and per share data)

17. Earnings Per Share

The following table reconciles basic and diluted earnings per share:

	Shares	Net Income	Earnings Per Share
2005:			
Basic EPS	11,785,613	$ 7,563	$ 0.64
Effect of Options	137,112	-	(0.01)
Diluted EPS	11,922,725	$ 7,563	$ 0.63
2004:			
Basic EPS	11,686,649	$ 8,209	$ 0.70
Effect of Options	167,323	-	(0.01)
Diluted EPS	11,853,972	$ 8,209	$ 0.69
2003:			
Basic EPS	11,608,853	$ (470)	$ (0.04)
Effect of Options	7,519	-	-
Diluted EPS	11,616,372	$ (470)	$ (0.04)

Options to purchase 1,326,410 shares of common stock in 2005, 1,468,031 shares of common stock in 2004 and 1,390,252 shares of common stock in 2003 were outstanding at the end of each fiscal year and were excluded from the computation as their effect is antidilutive.

18. Segment Information

As we continue our transition towards becoming a more retail oriented company, we have re-organized our operating segments to be strategically aligned along either a wholesale or retail basis and accordingly have adjusted our segment disclosures and analysis. Additionally, we have an investment and real estate segment, thus our operations are classified into three reportable segments: Wholesale, Retail and Investments and Real Estate.

The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of BFD stores (independently-owned stores, Company-owned retail stores and partnership licensees) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as a contemporary furniture business and corporate selling, general and administrative expenses.

Our retail segment currently consists of 27 Company-owned BFD stores in North Carolina, South Carolina, Texas, Georgia, and New York which includes those stores acquired during 2005 as discussed in Note 14. Our retail segment includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

Our investments and real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments, income from unconsolidated affiliated companies and other expense in our consolidated statements of income.

Inter-Company profit elimination includes both the elimination of sales and profit in inventory. Inventory profit elimination reflects the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is shipped to the retail customer. Additionally, for the acquired retail licensee stores, the expense to eliminate the embedded wholesale profit in their inventory was included as part of the charge to consolidate these entities.

Restructuring, impaired fixed assets and other unusual items are included for 2005, 2004 and 2003 as discussed in Notes 13 and 14 to the consolidated financial statements.

Notes to Consolidated Financial Statements – Continued

(In thousands, except share and per share data)

The following table presents segment information for each of the last three fiscal years:

	November 26, 2005	November 27, 2004	November 29, 2003
Net Sales			
Wholesale	$ 301,252	$ 289,953	$ 289,905
Retail	70,480	48,894	52,157
Inter-Company Elimination	(36,525)	(23,193)	(25,205)
Consolidated	$ 335,207	$ 315,654	$ 316,857
Income(loss) from Operations			
Wholesale	$ 9,645	$ 3,703	$ 4,750
Retail	(1,553)	172	(2,780)
Inter-Company Elimination	(545)	22	-
Restructurings and Gain, net	(6,164)	(170)	(3,200)
Consolidated	$ 1,383	$ 3,727	$ (1,230)
Identifiable Assets			
Wholesale	$ 157,108	$ 171,347	$ 170,066
Retail	54,532	41,670	40,273
Investments and real estate	97,016	84,349	69,441
Consolidated	$ 308,656	$ 297,366	$ 279,780
Depreciation and Amortization			
Wholesale	$ 7,032	$ 8,075	$ 8,846
Retail	1,402	1,114	959
Investments and real estate	1,240	962	716
Consolidated	$ 9,674	$ 10,151	$ 10,521
Capital Expenditures			
Wholesale	$ 3,758	$ 3,674	$ 3,338
Retail	1,046	4,192	281
Investments and real estate	6,286	3,177	2,596
Consolidated	$ 11,090	$ 11,043	$ 6,215

A breakdown of wholesale sales by product category for each of the last three fiscal years is provided below:

	November 26, 2005	November 27, 2004	November 29, 2003
Wood	60%	62%	63%
Upholstery	40%	38%	37%
	100%	100%	100%

Other Business Data

Bassett Furniture Industries, Incorporated and Subsidiaries

(dollars in thousands except per share data)

Selected Financial Data

	2005	2004	2003	2002	2001
Net sales	$ 335,207	$ 315,654	$ 316,857	$ 323,487	$ 305,676
Cost of sales	$ 236,390	$ 234,612	$ 234,861	$ 254,993	$ 254,456
Operating profit (loss) (1)	$ 1,383	$ 3,727	$ (1,230)	$ 6,256	$ (4,912)
Other income, net	$ 8,061	$ 7,123	$ 6,097	$ 2,854	$ 1,228
Income (loss) before income taxes	$ 9,444	$ 10,850	$ 4,867	$ 9,110	$ (3,684)
Income taxes (benefit)	$ 1,881	$ 2,641	$ 462	$ 2,369	$ (1,042)
Net income (loss)	$ 7,563	$ 8,209	$ (470)	$ 6,741	$ (2,642)
Diluted earnings (loss) per share	$ 0.63	$ 0.69	$ (0.04)	$ 0.57	$ (0.23)
Cash dividends declared	$ 9,433	$ 9,355	$ 9,261	$ 9,358	$ 9,378
Cash dividends per share	$ 0.80	$ 0.80	$ 0.80	$ 0.80	$ 0.80
Total assets	$ 308,656	$ 297,366	$ 279,780	$ 290,880	$ 301,403
Long-term debt	$ 19,054	$ 15,604	$ -	$ 3,000	$ 7,482
Current ratio	2.13 to 1	2.66 to 1	2.78 to 1	3.02 to 1	3.19 to 1
Book value per share	$ 18.66	$ 18.85	$ 18.97	$ 19.63	$ 20.04
Weighted average number of shares	11,785,613	11,686,649	11,608,853	11,697,519	11,701,842

Quarterly Results of Operations (unaudited)

	2005			
	First	Second	Third (3)	Fourth (3)(4)
Net sales	$ 80,752	$ 83,063	$ 82,743	$ 88,649
Gross profit	21,296	22,150	25,467	29,904
Net income	2,364	1,047	1,886	2,266
Basic earnings per share	0.20	0.09	0.16	0.19
Diluted earnings per share (2)	0.20	0.09	0.16	0.19

	2004			
	First	Second	Third	Fourth
Net sales	$ 76,568	$ 80,355	$ 78,585	$ 80,146
Gross profit	19,667	20,419	20,090	20,866
Net income	2,328	1,885	1,128	2,868
Basic earnings per share	0.20	0.16	0.10	0.24
Diluted earnings per share (2)	0.20	0.16	0.10	0.24

(1) See Notes 13 and 14 to the Consolidated Financial Statements for a discussion of restructuring, impaired asset and unusual charges.

(2) The cumulative quarterly EPS amounts may not equal annual EPS due to rounding.

(3) Includes operations of BFD-Dallas from the date of acquisition (Note 14).

(3) Includes operations of BFD-Atlanta and BFD-UNY from their respective dates of acquisition (Note 14).

Management's Report on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 26, 2005 based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of November 26, 2005, based on those criteria.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Our assessment of the effectiveness of our internal control over financial reporting as of November 26, 2005, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is set forth on page 43.

Bassett Furniture Industries, Inc.
Bassett, Virginia
January 26, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated as of November 26, 2005, and November 27, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 26, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of International Home Furnishings Center, Inc. (a corporation in which in Company has a 47% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for International Home Furnishings Center, Inc., is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in International Home Furnishings Center, Inc. is stated at $(11,833,000) and $(12,578,000), respectively at November 26, 2005 and November 27, 2004, and the Company's equity in the net income of International Home Furnishings Center, Inc. is stated at $6,367,000, $6,116,000 and $6,025,000 for each of the three years in period ended November 26, 2005.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated at November 26, 2005 and November 27, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 26, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bassett Furniture Industries, Incorporated's internal control over financial reporting as of November 26, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

Greensboro, North Carolina
January 26, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Bassett Furniture Industries, Incorporated maintained effective internal control over financial reporting as of November 26, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Bassett Furniture Industries, Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Bassett Furniture Industries, Incorporated maintained effective internal control over financial reporting as of November 26, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bassett Furniture Industries, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 26, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bassett Furniture Industries, Incorporated as of November 26, 2005 and November 27, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 26, 2005 and our report dated January 26, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Greensboro, North Carolina
January 26, 2006

INVESTOR INFORMATION

CORPORATE INFORMATION AND INVESTOR INQUIRIES

Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Barry C. Safrit, Vice President, Chief Financial Officer, at 276-629-6000.

TRANSFER AGENT - STOCKHOLDER INQUIRIES

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-829-8432

ANNUAL MEETING

The Bassett Annual Meeting of Shareholders will be held Tuesday, February 28, 2006, at 11:00 a.m. EST at the Company's headquarters in Bassett, Virginia.

MARKET AND DIVIDEND INFORMATION

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had approximately 1,163 registered stockholders on November 26, 2005. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	MARKET PRICES OF COMMON STOCK				DIVIDEND DECLARED	
QUARTER	2005		2004		2005	2004
	HIGH	LOW	HIGH	LOW		
FIRST	20.26	18.00	23.47	15.48	.20	.20
SECOND	21.03	18.13	22.62	16.60	.20	.20
THIRD	20.17	18.56	21.93	17.00	.20	.20
FOURTH	19.62	17.80	20.58	17.99	.20	.20

INTERNET SITE

Our site on the Internet is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our fine home furnishings products, and a directory of Bassett Furniture Direct stores and other stores that feature Bassett products. Visit us at www.bassettfurniture.com.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett Furniture Direct stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed BFD stores, and other company-owned BFDs, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

BOARD OF DIRECTORS

Paul Fulton
Chairman of the Board
Bassett Furniture Industries, Inc.

Robert H. Spilman, Jr.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

Peter W. Brown, M.D.
Partner
Virginia Surgical Associates

Howard H. Haworth
President
Haworth Group

George W. Henderson, III
Chairman of the Board
[illegible]pex Fabrics, Inc.

Dale C. Pond
Retired Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

David A. Stonecipher
Chairman of the Board
Jefferson-Pilot Corporation

William C. Wampler Jr.
Member
Senate of Virginia

William C. Warden, Jr.
Private Investor

OFFICERS

Robert H. Spilman, Jr.
President and Chief Executive Officer

Keith R. Sanders
Executive Vice President, Operations

John E. Bassett, III
Vice President, Global Sourcing

Thomas M. Brockman
Vice President, Wood

Jay R. Hervey
Vice President, Secretary & General Counsel

Matthew S. Johnson
Vice President, Merchandising & Design

Mark S. Jordan
Vice President, Upholstery

Charles T. King
Vice President, Retail Licensee Program

Barry C. Safrit
Vice President and Chief Financial Officer

Bassett®

bassettfurniture.com

Bassett, Virginia

NASDAQ: BSET